UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

A.	Name of issuer or person filing (“Filer”):	Canadian Imperial Bank of Commerce

B.	This is [check one]

☒ an original filing for the Filer

☐ an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	Canadian Imperial Bank of Commerce

	Form type:	Form F-10

	File Number (if known):	333-232417

	Filed by:	Canadian Imperial Bank of Commerce

	Date Filed (if filed concurrently, so indicate):	June 28, 2019

D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at Commerce Court Toronto Ontario Canada M5L 1A2 Telephone (416) 980-2211

E.

The Filer designates and appoints Achilles M. Perry, Vice President and General Counsel (“Agent”) located at

CIBC World Markets Corp.

425 Lexington Avenue

New York, New York 10017

(212-667-8316)

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered by the Filer on Form (Name of form) F-10 on (Date) June 28, 2019 or any purchase or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 4d-1 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10; the securities to which the Form and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Toronto, Ontario, country of Canada this 2nd day of July, 2019.

Filer:	CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ Wojtek Niebrzydowski
Name:	Wojtek Niebrzydowski
Title:	Vice-President, Global Term Securities, Financing

This statement has been signed by the following persons in the capacities and on the dates indicated.

As agent for Service of Process for Canadian Imperial Bank of Commerce

By:	/s/ Achilles M. Perry
Name:	Achilles M. Perry
Title:	Vice President and General Counsel

Date: July 2, 2019